Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Frontier Group Holdings, Inc. (“we,” “our,” and “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our voting common stock. The following description of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated bylaws, registration rights agreement, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) are summaries and are qualified by reference to our amended and restated certificate of incorporation, amended and restated bylaws, and registration rights agreement, each of which has been publicly filed with the U.S. Securities and Exchange Commission (the “SEC”), and the applicable provisions of the DGCL.
General
Our authorized capital stock consists of 750,000,000 shares of voting common stock, $0.001 par value, 150,000,000 shares of non-voting common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.
Common Stock
We have two classes of authorized common stock: voting common stock and non-voting common stock. Only our voting common stock is registered under Section 12 of the Exchange Act, and trades on the Nasdaq Global Select Market under the symbol “ULCC.”
Our board of directors has the authority, without further action by our stockholders, to issue up to 150,000,000 shares of non-voting common stock with the rights, preferences, privileges and restrictions set forth below. Among other circumstances, shares of our non-voting common stock may be issued if and when required or desirable to comply with restrictions imposed by federal law on foreign ownership of U.S. airlines.
The rights of holders of voting common stock and non-voting common stock are identical, except with respect to voting and conversion rights.
Voting Rights
Shares of our voting common stock are entitled to one vote per share and shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of our stockholders, including the election of directors, except to the extent required under the DGCL.
We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our voting common stock are able to elect all of the directors properly up for election at any given stockholders’ meeting.
Conversion Rights
Each share of our non-voting common stock will be convertible at the election of the holder into one share of our voting common stock.
Economic Rights
Dividends. Holders of shares of our voting common stock and non-voting common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our board of directors out of legally available funds, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under the DGCL; provided, however, that (i) if dividends are declared and paid in shares of common stock, the dividends payable to holders of voting common stock shall be payable in voting common stock, and the dividends payable to the holders of non-voting common stock shall be payable in non-voting common stock, and (ii) if the dividends are declared and paid in other voting securities, we shall pay to each holder of voting common stock dividends consisting of voting securities and shall pay to each holder of non-voting common stock dividends consisting of non-voting securities (except as otherwise required by law) which are otherwise identical to our voting securities so declared and paid on the voting common stock.

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Liquidation. In the event of our liquidation, dissolution or winding up, holders of shares of our voting common stock and non-voting common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
No Preemptive or Similar Rights
Holders of shares of our voting common stock and non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our voting common stock. The rights, preferences and privileges of the holders of shares of our voting common stock and non-voting common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of voting common stock are fully paid and nonassessable.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Our issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.
Registration Rights
We are party to that certain Registration Rights Agreement, dated April 6, 2021, by and between us and Indigo Frontier Holdings Company, LLC (“Indigo”). The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which has been filed with the SEC.
Demand and Short-Form Registration Rights
Indigo may request that we initiate up to eight registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-1 or any similar or successor long-form registration and, if available, an unlimited number of registrations of its shares (and the shares of any other parties that may become a party to the Registration Rights Agreement) on Form S-3 or any successor or similar short-form registration.
Piggyback Registration Rights
At any time that we propose to register any of our securities under the Securities Act of 1933, as amended (the “Securities Act”), Indigo and any other parties that may become a party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing such parties to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (other than pursuant to a demand or short-form registration, or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.
Expenses of Registration, Restriction and Indemnification
We will pay all registration expenses, including the legal fees of one counsel for all holders under the Registration Rights Agreement. The demand, short-form, and piggyback registration rights are subject to customary restrictions such as limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

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Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation provides that our board of directors shall be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will elect our entire board of directors. Our amended and restated bylaws includes advance notice procedures and other content requirements applicable to stockholders other than Indigo for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to our board of directors.
Until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors. From and after such time as Indigo and its affiliates hold less than a majority of the voting rights of our common stock, a majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 66 2⁄3% stockholder vote is required for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws.
Our amended and restated certificate of incorporation and amended and restated bylaws also provide that, until such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, Indigo will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. From and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and further provide that, from and after such time as Indigo and its affiliates beneficially own shares of our common stock representing less than a majority of the voting rights of our common stock, only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board, may call a special meeting of stockholders.
The combination of the classification of our board of directors (from and after such time as Indigo Fund and its affiliates hold less than a majority of the voting rights of our common stock), lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than Indigo, and super majority voting requirements make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders other than Indigo (for so long as it holds sufficient voting rights) or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Section 203 of the DGCL
Our amended and restated certificate of incorporation provides that we will not be subject to the provisions of Section 203 of the DGCL unless and until such time when Indigo and its affiliates cease to beneficially own at least 15% of the then outstanding shares of our voting common stock. Following such date, we will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with

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any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Corporate Opportunity
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to Indigo, any of our non-employee directors who are employees, affiliates or consultants of Indigo or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers.
Limited Ownership and Voting by Foreign Owners
To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict ownership, voting, and control of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law and U.S. Department of Transportation policy require that we be owned and controlled by U.S. citizens, that no more than 25.0% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, up to 49% of our outstanding stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens but only if those non-U.S. citizens are from countries that have entered into “open skies” air transport agreements with the U.S. which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the failure of non-

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U.S. citizens to register their shares on a separate stock record, referred to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We believe we are currently in compliance with these ownership restrictions.
Forum Selection
Our amended and restated certificate of incorporation and amended and restated bylaws provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of us, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. This provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

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